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                            October 25, 2022

       Kelly E. Hibbs
       Chief Financial Officer
       Boise Cascade Company
       1111 West Jefferson Street Suite 300
       Boise, Idaho 83702-5389

                                                        Re: Boise Cascade
Company
                                                            Form 10-K for
Fiscal Year Ended December 31, 2021
                                                            Filed February 22,
2022
                                                            File No. 001-35805

       Dear Kelly E. Hibbs:

              We have reviewed your October 14, 2022 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

             After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       October 6, 2022 letter.

       Form 10-K for Fiscal Year Ended December 31, 2021

       Item 1. Business
       Segment Detail, page 10

   1. We note your response to our prior comment 1. You state Segment EBITDA is one of several measures you
use to evaluate the performance of your segments. If you consider
                                                        Segment EBITDA to be a
segment measure of profit or loss, please revise your filing to disclose this measure
in your segment footnote within the Notes to the Consolidated
                                                        Financial Statements.
Please refer to ASC 280-10-50-22 and 28 for further guidance.
 Kelly E. Hibbs
FirstName  LastNameKelly
Boise Cascade  Company E. Hibbs
Comapany
October  25,NameBoise
             2022     Cascade Company
October
Page 2 25, 2022 Page 2
FirstName LastName
       You may contact Aamira Chaudhry at 202-551-3389 or Amy Geddes at 202-551-3304 if
you have questions regarding comments on the financial statements and related matters.



                                                      Sincerely,

                                                      Division of Corporation
Finance
                                                      Office of Trade &
Services